FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006,

PERMANENT FINANCING (NO. 7) PLC

(Translation of registrant’s name into English)

35 Great St. Helens, London EC3A 6AP, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

35 Great St. Helens, London EC3A 6AP, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F           ☒           Form 40-F           ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

Permanent Monthly Report

For period from 1 Oct 2006 to 31 Oct 2006

Mortgages Trust Determination Date	1 Nov 2006
Mortgages Trust Distribution Date	3 Nov 2006
Current Funding 1 Interest Period	11 Sep 2006 to 11 Dec 2006
Current Funding 2 Interest Period	17 Oct 2006 to 16 Jan 2007

Key Parties

Mortgages Trustee	Permanent Mortgages Trustee Limited
Depositors	Permanent Funding (No. 1) Limited, Permanent Funding (No. 2) Limited
Seller	Halifax plc
Servicer	Halifax plc
Cash Manager	Halifax plc
Issuing Entities	Permanent Financing (No. 1 through 9) PLC, Permanent Master Issuer PLC
Security Trustee	The Bank of New York, London
Note Trustee	The Bank of New York, London

Mortgages Trust Summary

Principal Balance at start of period	£38,065,049,334.42
Current Principal Balance	£45,594,365,767.58
Opening Trust Assets	£100.00
Total	£45,594,365,867.58

Number of loans in pool at start of period	534,923
Current number of loans in pool	606,133

Funding 1 Issuer Notes outstanding (GBP)	£29,798,023,000.00
less Cash Accumulation Ledger balance	£—
less Funding 1 Principal Ledger balance	£2,145,083,565.91
less Principal Deficiency Ledger balance	£481,908.25
Funding 1 Share	£27,652,457,525.84
Funding 1 Share %	60.65157%
Funding 2 Issuer Notes outstanding (GBP)	£5,411,550,000.00
less Cash Accumulation Ledger balance	£—
less Funding 2 Principal Ledger balance	£—
less Principal Deficiency Ledger balance	£4,813.92
Funding 2 Share	£5,411,545,286.08
Funding 2 Share %	11.86943%

Seller Share	£12,530,362,955.66
Seller Share %	27.47900%
Minimum Seller Share	£2,287,070,775.28
Minimum Seller Share %	5.01613%

Distribution(s)

On a monthly basis, Mortgages Trust Revenue Receipts are allocated on a pro-rata basis between Permanent Funding (No. 1) Limited [Funding 1], Permanent Funding (No. 2) Limited [Funding 2] and the Seller based upon their respective shares in the Trust.  Mortgages Trust Principal Receipts are allocated first on a pro-rata basis between Funding 1 and Funding 2 based upon their respective shares in the Trust, up to their respective cash accumulation requirements and then to the Seller.  On a quarterly basis, Funding 1 will distribute its receipts to the issuers Permanent Financing (No. 1) PLC to Permanent Financing (No. 9) PLC inclusive, Funding 2 will distribute its receipts to Permanent Master Issuer PLC and in turn the issuers will distribute their respective receipts to the noteholders, via the paying agent and swap providers.

Mortgages Trust Distribution 3 Nov 2006

Revenue received by Mortgages Trustee	£167,299,440.93
Principal received by Mortgages Trustee	£359,923,546.41
Total Cash received by Mortgages Trustee	£527,222,987.34

Revenue distribution
Amounts due to the Servicer	£945,297.97
Other amounts due	£—
Paid to Permanent Funding (No. 1) Limited	£99,885,394.82
Paid to Permanent Funding (No. 2) Limited	£19,649,202.65
Paid to the Seller	£46,819,545.49
£167,299,440.93

Principal distribution
Paid to Permanent Funding (No. 1) Limited	£—
Paid to Permanent Funding (No. 2) Limited	£—
Paid to the Seller	£359,923,546.41
£359,923,546.41

Details of Permanent Master Issuer PLC’s quarterly distribution will be added to the report once the first distribution has occurred.

Mortgages Trust Pool Assets Analysis

A very small number of loans were repurchased from the Trust by the Seller during the period, for being in breach of the representations and warranties under the Mortgage Sale Agreement.

Current HVR1 rate	6.75%
Current HVR2 rate	6.00%
Current Flexible Variable rate	5.90%

Yield net of Funding Swaps over 3 Month Sterling LIBOR	0.56263%

Arrears & Possessions

Months in arrears	Aggregate outstanding balance	% of Total	Aggregate amount of Arrears	Number of accounts	% of Total
Current - < 1 month	£44,567,285,179.71	97.75%	£2,134,092.47	595,115	98.18%
1 - < 2 months	£480,216,534.70	1.05%	£3,668,666.30	5,312	0.88%
2 - < 3 months	£148,776,000.52	0.33%	£2,257,292.54	1,593	0.26%
3 - < 6 months	£200,346,556.01	0.44%	£5,271,927.38	2,128	0.35%
6 - < 12 months	£147,344,642.63	0.32%	£7,378,785.48	1,514	0.25%
>= 12 months	£50,396,854.01	0.11%	£4,549,159.65	471	0.08%
Total	£45,594,365,767.58	100.00%	£25,259,923.82	606,133	100.00%

Properties in possession	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Brought forward	£13,571,841.99	0.03%	130	0.02%
Repossessed			36	0.01%
Sold			30	0.00%
Relinquished			5	0.00%
Carried forward	£15,061,945.56	0.03%	131	0.02%

Average time from possession to sale in days (this period)	110

A loan is identified as being in arrears where an amount equal to or greater than a full month’s contractual payment is outstanding at the end of the month.  A loan is not defined as defaulted until the property relating to that loan has been taken into possession.  A loan is not charged off as uncollectable until the property relating to that loan has been disposed of following default.

Substituted assets

Period	Balance of accounts	Number of accounts
This period	£8,838,288,140.95	86,769

CPR

	Monthly	1-month	3-month	12-month
Month	CPR	annualised	annualised	annualised
October 2006	3.49%	34.70%	35.63%	33.21%
September 2006	3.18%	32.11%	34.77%	33.14%
August 2006	4.18%	40.06%	34.09%	32.45%

  1-month annualised CPR is calculated as 1 - ( (1-R) ^ 12 )

  3-month annualised CPR is calculated as the average of the 1-month annualised CPR for the most recent 3 months.

12-month annualised CPR is calculated as the average of the 1-month annualised CPR for the most recent 12 months.

where in each case R is ‘Monthly CPR’ or total principal receipts received plus the principal balance of loans repurchased by the Seller (primarily due to further advances) during the period, divided by the aggregate principal balance of the loans in the portfolio as at the start of the period.

Excess spread

Month	Excess spread
October 2006	0.27577%
September 2006	0.39181%
August 2006	0.40857%

Excess spread is calculated by deducting actual and estimated costs, including the weighted average margin on the notes, from the yield above.

Range of outstanding balances at end of period	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
£0 - £24,999.99	£1,423,834,449.59	3.12%	102,308	16.88%
£25,000 - £49,999.99	£5,614,030,327.25	12.31%	150,619	24.85%
£50,000 - £74,999.99	£7,285,873,039.93	15.98%	117,615	19.40%
£75,000 - £99,999.99	£7,383,566,288.02	16.19%	85,179	14.05%
£100,000 - £124,999.99	£6,230,598,364.71	13.67%	55,766	9.20%
£125,000 - £149,999.99	£4,797,014,770.45	10.52%	35,124	5.79%
£150,000 - £174,999.99	£3,314,161,999.16	7.27%	20,551	3.39%
£175,000 - £199,999.99	£2,327,553,307.04	5.10%	12,492	2.06%
£200,000 - £224,999.99	£1,730,782,512.75	3.80%	8,187	1.35%
£225,000 - £249,999.99	£1,253,418,786.97	2.75%	5,297	0.87%
£250,000 - £299,999.99	£1,587,999,258.49	3.48%	5,848	0.96%
£300,000 - £349,999.99	£1,030,405,993.86	2.26%	3,205	0.53%
£350,000 - £399,999.99	£679,885,135.30	1.49%	1,830	0.30%
£400,000 - £449,999.99	£540,152,203.48	1.18%	1,279	0.21%
£450,000 - £500,000	£372,389,560.72	0.82%	789	0.13%
>£500,000	£22,699,769.86	0.05%	44	0.01%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

The weighted average current balance is:	£126,501.07

Range of LTV ratios at origination*	Aggregate outstanding balance*	% of Total	Number of accounts	% of Total
0% - 24.99%	£2,058,501,938.40	4.51%	64,849	10.70%
25% - 49.99%	£11,531,256,150.64	25.29%	196,735	32.46%
50% - 74.99%	£18,827,130,091.05	41.29%	205,833	33.96%
75% - 79.99%	£3,008,391,148.77	6.60%	28,571	4.71%
80% - 84.99%	£2,156,395,275.26	4.73%	21,460	3.54%
85% - 89.99%	£2,744,910,261.33	6.02%	27,146	4.48%
90% - 94.99%	£2,993,488,567.16	6.57%	32,372	5.34%
95% - 96.99%	£1,598,598,774.22	3.51%	19,938	3.29%
97%	£673,840,790.08	1.48%	9,212	1.52%
>97%	£1,852,770.67	0.00%	17	0.00%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

*excluding capitalised interest, capitalised high LTV fees, insurance fees, booking fees and valuation fees.

The weighted average LTV at origination is:	61.87%

Range of LTV ratios at end of reporting period*	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
0% - 24.99%	£4,915,909,075.77	10.78%	164,560	27.15%
25% - 49.99%	£16,330,511,857.06	35.82%	236,550	39.03%
50% - 74.99%	£17,536,675,972.23	38.46%	153,138	25.26%
75% - 79.99%	£2,269,355,944.15	4.98%	17,614	2.91%
80% - 84.99%	£2,345,305,789.58	5.14%	17,215	2.84%
85% - 89.99%	£1,585,903,372.00	3.48%	11,995	1.98%
90% - 94.99%	£525,092,496.21	1.15%	4,326	0.71%
95% - 96.99%	£55,577,305.86	0.12%	483	0.08%
97% - 99.99%	£28,757,133.70	0.06%	243	0.04%
>=100%	£1,276,821.02	0.00%	9	0.00%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

*including capitalised interest, capitalised high LTV fees, insurance fees, booking fees and valuation fees.

The weighted average current LTV is:	52.31%

Region	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
London & South East	£13,554,781,426.59	29.73%	121,386	20.03%
Midlands & East Anglia	£10,101,790,494.13	22.16%	133,342	22.00%
North	£6,217,544,117.99	13.64%	110,759	18.27%
North West	£5,394,342,138.91	11.83%	89,507	14.77%
South Wales & West	£6,675,688,443.16	14.64%	86,816	14.32%
Scotland	£3,605,099,372.01	7.91%	63,949	10.55%
Unknown	£45,119,774.79	0.10%	374	0.06%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

Age of loans in months	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
< 6	£2,597,121,618.26	5.70%	22,919	3.78%
6 - <12	£4,939,119,342.09	10.83%	44,025	7.26%
12 - <18	£4,930,025,763.63	10.81%	50,115	8.27%
18 - <24	£6,445,333,788.77	14.14%	70,373	11.61%
24 - <30	£6,112,354,517.43	13.41%	67,770	11.18%
30 - <36	£3,965,851,890.44	8.70%	48,888	8.07%
36 - <42	£3,697,569,121.00	8.11%	46,974	7.75%
42 - <48	£2,528,689,319.57	5.55%	37,317	6.16%
48 - <54	£2,267,014,258.30	4.97%	35,804	5.91%
54 - <60	£1,529,078,687.97	3.35%	28,204	4.65%
60 - <66	£1,306,511,849.60	2.87%	25,521	4.21%
66 - <72	£668,623,042.92	1.47%	15,012	2.48%
72+	£4,607,072,567.61	10.10%	113,211	18.68%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

The weighted average seasoning of the loans, in months, is:	34.96

Years to maturity of loans	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
< 5	£922,100,397.35	2.02%	35,519	5.86%
5 - <10	£4,006,946,609.90	8.79%	87,529	14.44%
10 - <15	£6,348,024,976.14	13.92%	103,142	17.02%
15 - <20	£11,116,851,421.67	24.38%	149,023	24.59%
20 - <25	£20,308,170,243.59	44.54%	201,057	33.17%
25 - <30	£2,439,859,485.66	5.35%	22,629	3.73%
30 - <35	£449,852,667.97	0.99%	7,205	1.19%
35+	£2,559,965.31	0.01%	29	0.00%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

The weighted average remaining term of the loans, in years, is:	18.65

Use of proceeds	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Purchase	£29,216,109,033.84	64.08%	395,020	65.17%
Remortage	£16,378,256,733.74	35.92%	211,113	34.83%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

Property type	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Detached	£13,723,880,615.35	30.10%	143,631	23.70%
Semi-detached	£13,455,711,372.26	29.51%	200,471	33.07%
Terraced	£12,733,677,905.33	27.93%	192,900	31.82%
Other*	£5,681,095,874.64	12.46%	69,131	11.41%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

*Primarily flats or maisonettes

Origination channel	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Direct origination by Halifax	£19,348,195,811.57	42.44%	297,815	49.13%
Intermediaries	£26,139,949,996.88	57.33%	305,959	50.48%
Other channels	£106,219,959.13	0.23%	2,359	0.39%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

Repayment terms	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Repayment	£27,928,875,529.20	61.26%	416,869	68.78%
Interest-only	£17,665,490,238.38	38.74%	189,264	31.22%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

Payment method	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Direct debit	£34,094,444,199.01	74.78%	422,477	69.70%
Halifax payment plan	£9,682,667,371.94	21.24%	149,867	24.73%
Other	£1,817,254,196.62	3.99%	33,789	5.57%
Total	£45,594,365,767.58	100.00%	606,133	100.00%

Special rate and flexible loans

Type of loan	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Discounted variable rate loans	£23,830,381.35	0.06%	243	0.05%
Fixed rate loans	£22,354,344,600.40	57.53%	267,121	51.53%
Capped rate loans	£—	0.00%	—	0.00%
Tracker rate loans	£16,410,611,037.25	42.23%	250,257	48.27%
Flexible loans	£66,993,031.33	0.17%	794	0.15%
Total Special rate and Flexible	£38,855,779,050.33	100.00%	518,415	100.00%

Distribution of fixed rate loans

Fixed rate %	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
0 - 3.99%	£265,731,155.23	1.19%	8,974	3.36%
4.00 - 4.99%	£12,546,302,701.67	56.12%	116,715	43.69%
5.00 - 5.99%	£9,113,545,320.89	40.77%	132,019	49.42%
6.00 - 6.99%	£427,341,686.71	1.91%	9,363	3.51%
7.00 - 7.99%	£1,324,911.97	0.01%	47	0.02%
8.00 - 8.99%	£98,823.93	0.00%	3	0.00%
Total	£22,354,344,600.40	100.00%	267,121	100.00%

Year in which current fixed rate period ends	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
2006	£1,068,892,071.02	4.78%	12,380	4.63%
2007	£8,094,618,577.45	36.21%	85,357	31.95%
2008	£7,636,686,361.66	34.16%	79,270	29.68%
2009	£1,810,850,506.78	8.10%	24,561	9.19%
2010	£1,497,422,974.53	6.70%	24,260	9.08%
2011	£1,577,384,359.11	7.06%	24,320	9.10%
2012	£81,691.23	0.00%	4	0.00%
2013	£88,239,125.71	0.39%	1,265	0.47%
2014	£339,291,153.95	1.52%	4,436	1.66%
2015	£160,727,761.68	0.72%	3,668	1.37%
2016	£80,150,017.28	0.36%	7,600	2.85%
Total	£22,354,344,600.40	100.00%	267,121	100.00%

Ledgers

Funding 1 Share / Funding 2 Share / Seller Share Ledger

Date	Collateral pool balance	Funding 1 Share	Funding 2 Share	Seller Share	Funding 1 Share %	Funding 2 Share %	Seller Share %
17-Oct-06	£46,004,501,225.16	£27,652,482,124.48	£5,411,550,100.00	£12,940,469,000.68	60.1111%	11.7637%	28.1253%
02-Oct-06	£38,065,049,334.42	£28,548,502,140.69	£—	£9,516,547,193.73	75.0030%	—	24.9970%
01-Sep-06	£39,309,023,330.72	£29,797,343,434.09	£—	£9,511,679,896.63	75.8055%	—	24.1945%

Revenue Ledger

Month	Revenue receipts on the loans	GIC interest	Total
October 2006	£183,272,493.48	£2,281,178.66	£185,553,672.14
September 2006	£166,437,968.53	£3,619,842.18	£170,057,810.71
August 2006	£173,706,348.25	£3,994,956.79	£177,701,305.04

Distribution

Month	Servicer	Other amounts per Priority of Payments	Funding 1	Funding 2	Seller
October 2006	£1,799,278.12	£—	£113,998,265.07	£19,649,202.65	£50,106,926.30
September 2006	£1,601,212.79	£1,320.42	£128,845,736.18	£—	£39,609,541.32
August 2006	£1,820,888.97	£1,043.17	£128,974,224.02	£—	£46,905,148.88

Principal Ledger

Month	Principal receipts on the loans	Principal for Further Advances	Total
October 2006	£962,375,915.71	£365,832,328.15	£1,328,208,243.86
September 2006	£881,824,215.50	£366,749,526.87	£1,248,573,742.37
August 2006	£1,363,348,413.20	£349,271,263.08	£1,712,619,676.28

Distribution

Month	Funding 1	Funding 2	Seller
October 2006	£895,830,257.63	£—	£432,377,986.23
September 2006	£1,248,573,742.37	£—	£—
August 2006	£—	£—	£1,712,619,676.28

Losses Ledger

Month	Losses in month	Funding 1 share of losses	Funding 2 share of losses	Seller share of losses	Cumulative losses
October 2006	£293,923.28	£214,357.22	£4,813.92	£74,752.14	£2,702,925.41
September 2006	£352,944.23	£267,551.03	£—	£85,393.20	£2,409,002.13
August 2006	£263,602.80	£191,517.56	£—	£72,085.24	£2,056,057.90

Funding 1 Principal Deficiency Ledger (BBB sub-ledger)

Month	Debit Funding 1 share of losses	Credit from Funding 1 Revenue	Balance
October 2006	£214,357.22	£—	£481,908.25
September 2006	£267,551.03	£679,565.91	£267,551.03
August 2006	£191,517.56	£—	£679,565.91

Funding 1 Reserve Ledger

Month end	Drawings this period	Credit	Balance	General Reserve Fund Required Amount
October 2006	£—	£—	£545,000,000.00	£545,000,000.00
September 2006	£—	£18,991,822.76	£545,000,000.00	£545,000,000.00
August 2006	£—	£—	£526,008,177.24	£545,000,000.00

Funding 1 Liquidity Reserve Ledger

Month end	Debit	Credit	Balance drawn	Balance available
October 2006	£—	£—	£—	£150,000,000.00
September 2006	£—	£—	£—	£150,000,000.00
August 2006	£—	£—	£—	£150,000,000.00

Funding 2 Principal Deficiency Ledger (BB sub-ledger)

Month end	Debit	Credit	Balance
October 2006	£4,813.92	£—	£4,813.92

Funding 2 Reserve Ledger

Month end	Debit	Credit	Balance	General Reserve Fund Required Amount
October 2006	£—	£92,000,000.00	£92,000,000.00	£92,000,000.00

Trigger events

Non-asset trigger events:

If the Seller suffers an Insolvency Event.

If the role of the Seller as Servicer is terminated and a new Servicer is not appointed within 30 days.

If the current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

If the outstanding principal balance of the loans comprising the trust property is less than £33,000,000,000 to July 2009 or is less than £32,000,000,000 to April 2010.

Asset trigger events:

If there has been a debit to the relevant AAA Principal Deficiency Sub-Ledger.

No trigger events have occurred

Notes outstanding

Issuing entity*	Notes	Original rating S&P/Moody’s/ Fitch	Expected maturity date	Final maturity date	Outstanding at start of period	Outstanding at end of period	Reference rate	Margin
Permanent Financing No.1	Series 4 Class A1	AAA / Aaa / AAA	11/Jun/2007	10/Jun/2009	€750,000,000	€750,000,000	—	5.100%
Permanent Financing No.1	Series 4 Class A2	AAA / Aaa / AAA	10/Sep/2007	10/Jun/2042	£1,000,000,000	£1,000,000,000	4.98625%	0.180%
Permanent Financing No.1	Series 4 Class B	AA / Aa3 / AA	10/Dec/2007	10/Jun/2042	£52,000,000	£52,000,000	4.98625%	0.300%
Permanent Financing No.1	Series 4 Class C	BBB / Baa2 / BBB	10/Dec/2007	10/Jun/2042	£52,000,000	£52,000,000	4.98625%	1.200%
Permanent Financing No.2	Series 4 Class A	AAA / Aaa / AAA	10/Dec/2007	10/Dec/2009	$1,750,000,000	$1,750,000,000	5.39000%	0.220%
Permanent Financing No.2	Series 4 Class B	AA / Aa3 / AA	10/Dec/2007	10/Jun/2042	€56,500,000	€56,500,000	3.29400%	0.450%
Permanent Financing No.2	Series 4 Class C	BBB / Baa2 / BBB	10/Dec/2007	10/Jun/2042	€56,500,000	€56,500,000	3.29400%	1.450%
Permanent Financing No.2	Series 5 Class A	AAA / Aaa / AAA	10/Dec/2008	10/Jun/2042	£750,000,000	£750,000,000	4.98625%	0.250%
Permanent Financing No.2	Series 5 Class B	AA / Aa3 / AA	10/Dec/2008	10/Jun/2042	£26,000,000	£26,000,000	4.98625%	0.450%
Permanent Financing No.2	Series 5 Class C	BBB / Baa2 / BBB	10/Dec/2008	10/Jun/2042	£26,000,000	£26,000,000	4.98625%	1.450%

Permanent Financing No.3	Series 3 Class A	AAA / Aaa / AAA	10/Jun/2008 & 10/Sep/2008	12/Sep/2033	$1,500,000,000	$1,500,000,000	5.39000%	0.180%
Permanent Financing No.3	Series 3 Class B	AA / Aa3 / AA	10/Sep/2008	10/Jun/2042	$52,000,000	$52,000,000	5.39000%	0.350%
Permanent Financing No.3	Series 3 Class C	BBB / Baa2 / BBB	10/Sep/2008	10/Jun/2042	$52,000,000	$52,000,000	5.39000%	1.150%
Permanent Financing No.3	Series 4 Class A1	AAA / Aaa / AAA	10/Mar/2009 & 10/Jun/2009	12/Sep/2033	€700,000,000	€700,000,000	3.29400%	0.190%
Permanent Financing No.3	Series 4 Class A2	AAA / Aaa / AAA	10/Mar/2009 & 10/Jun/2009	12/Sep/2033	£750,000,000	£750,000,000	4.98625%	0.190%
Permanent Financing No.3	Series 4 Class B	AA / Aa3 / AA	10/Jun/2009	10/Jun/2042	€62,000,000	€62,000,000	3.29400%	0.390%
Permanent Financing No.3	Series 4 Class C	BBB / Baa2 / BBB	10/Jun/2009	10/Jun/2042	€62,000,000	€62,000,000	3.29400%	1.180%
Permanent Financing No.3	Series 5 Class A	AAA / Aaa / AAA	10/Dec/2010	10/Jun/2042	£400,000,000	£400,000,000	—	5.521%
Permanent Financing No.3	Series 5 Class B	AA / Aa3 / AA	10/Dec/2010	10/Jun/2042	€20,000,000	€20,000,000	3.29400%	0.450%
Permanent Financing No.3	Series 5 Class C	BBB / Baa2 / BBB	10/Dec/2010	10/Jun/2042	€20,000,000	€20,000,000	3.29400%	1.230%
Permanent Financing No.4	Series 2 Class A	AAA / Aaa / AAA	12/Mar/2007	10/Mar/2009	$2,400,000,000	$2,400,000,000	5.39000%	0.070%
Permanent Financing No.4	Series 2 Class B	AA / Aa3 / AA	12/Mar/2007	10/Jun/2042	$100,700,000	$100,700,000	5.39000%	0.180%
Permanent Financing No.4	Series 2 Class M	A / A2 / A	12/Mar/2007	10/Jun/2042	$59,900,000	$59,900,000	5.39000%	0.330%
Permanent Financing No.4	Series 2 Class C	BBB / Baa2 / BBB	12/Mar/2007	10/Jun/2042	$82,200,000	$82,200,000	5.39000%	0.720%
Permanent Financing No.4	Series 3 Class A	AAA / Aaa / AAA	10/Dec/2008 & 10/Mar/2009	11/Mar/2024	$1,700,000,000	$1,700,000,000	5.39000%	0.140%
Permanent Financing No.4	Series 3 Class B	AA / Aa3 / AA	10/Mar/2009	10/Jun/2042	$75,800,000	$75,800,000	5.39000%	0.230%
Permanent Financing No.4	Series 3 Class M	A / A2 / A	10/Mar/2009	10/Jun/2042	$40,400,000	$40,400,000	5.39000%	0.370%
Permanent Financing No.4	Series 3 Class C	BBB / Baa2 / BBB	10/Mar/2009	10/Jun/2042	$55,400,000	$55,400,000	5.39000%	0.800%
Permanent Financing No.4	Series 4 Class A	AAA / Aaa / AAA	10/Sep/2009 & 10/Dec/2009	10/Mar/2034	€1,500,000,000	€1,500,000,000	3.29400%	0.150%
Permanent Financing No.4	Series 4 Class B	AA / Aa3 / AA	10/Dec/2009	10/Jun/2042	€85,000,000	€85,000,000	3.29400%	0.280%
Permanent Financing No.4	Series 4 Class M	A / A2 / A	10/Dec/2009	10/Jun/2042	€62,500,000	€62,500,000	3.29400%	0.450%
Permanent Financing No.4	Series 5 Class A1	AAA / Aaa / AAA	10/Mar/2011	10/Jun/2042	€750,000,000	€750,000,000	—	3.9615%
Permanent Financing No.4	Series 5 Class A2	AAA / Aaa / AAA	10/Mar/2011	10/Jun/2042	£1,100,000,000	£1,100,000,000	4.98625%	0.170%
Permanent Financing No.4	Series 5 Class B	AA / Aa3 / AA	10/Mar/2011	10/Jun/2042	£43,000,000	£43,000,000	4.98625%	0.330%
Permanent Financing No.4	Series 5 Class M	A / A2 / A	10/Mar/2011	10/Jun/2042	£32,000,000	£32,000,000	4.98625%	0.500%
Permanent Financing No.4	Series 5 Class C	BBB / Baa2 / BBB	10/Mar/2011	10/Jun/2042	£54,000,000	£54,000,000	4.98625%	0.900%
Permanent Financing No.5	Series 2 Class A	AAA / Aaa / AAA	11/Dec/2006, 12/Mar/2007, 11/Jun/2007 & 10/Sep/2007	10/Jun/2011	$1,300,000,000	$1,300,000,000	5.39000%	0.110%
Permanent Financing No.5	Series 2 Class B	AA / Aa3 / AA	10/Sep/2007	10/Jun/2042	$56,400,000	$56,400,000	5.39000%	0.180%
Permanent Financing No.5	Series 2 Class C	BBB / Baa2 / BBB	10/Sep/2007	10/Jun/2042	$46,200,000	$46,200,000	5.39000%	0.650%
Permanent Financing No.5	Series 3 Class A	AAA / Aaa / AAA	10/Mar/2009 & 10/Jun/2009	12/Jun/2034	$750,000,000	$750,000,000	5.39000%	0.160%
Permanent Financing No.5	Series 3 Class B	AA / Aa3 / AA	10/Jun/2009	10/Jun/2042	$32,500,000	$32,500,000	5.39000%	0.260%
Permanent Financing No.5	Series 3 Class C	BBB / Baa2 / BBB	10/Jun/2009	10/Jun/2042	$27,000,000	$27,000,000	5.39000%	0.820%
Permanent Financing No.5	Series 4 Class A	AAA / Aaa / AAA	10/Sep/2009 & 10/Dec/2009	10/Jun/2042	€1,000,000,000	€1,000,000,000	3.29400%	0.170%
Permanent Financing No.5	Series 4 Class B	AA / Aa3 / AA	10/Dec/2009	10/Jun/2042	€43,500,000	€43,500,000	3.29400%	0.330%
Permanent Financing No.5	Series 4 Class C	BBB / Baa2 / BBB	10/Dec/2009	10/Jun/2042	€36,000,000	€36,000,000	3.29400%	0.780%
Permanent Financing No.5	Series 5 Class A1	AAA / Aaa / AAA	10/Jun/2011	10/Jun/2042	£500,000,000	£500,000,000	—	5.625%
Permanent Financing No.5	Series 5 Class A2	AAA / Aaa / AAA	10/Jun/2011	10/Jun/2042	£750,000,000	£750,000,000	4.98625%	0.190%
Permanent Financing No.5	Series 5 Class B	AA / Aa3 / AA	10/Jun/2011	10/Jun/2042	£47,000,000	£47,000,000	4.98625%	0.350%
Permanent Financing No.5	Series 5 Class C	BBB / Baa2 / BBB	10/Jun/2011	10/Jun/2042	£39,000,000	£39,000,000	4.98625%	0.850%
Permanent Financing No.6	Series 2 Class A	AAA / Aaa / AAA	10/Sep/2007 & 10/Dec/2007	12/Dec/2011	$1,000,000,000	$1,000,000,000	5.39000%	0.090%
Permanent Financing No.6	Series 2 Class B	AA / Aa3 / AA	10/Dec/2007	10/Jun/2042	$35,800,000	$35,800,000	5.39000%	0.140%
Permanent Financing No.6	Series 2 Class C	BBB / Baa2 / BBB	10/Dec/2007	10/Jun/2042	$34,700,000	$34,700,000	5.39000%	0.450%
Permanent Financing No.6	Series 3 Class A	AAA / Aaa / AAA	10/Dec/2007, 10/Mar/2008, 10/Jun/2008 & 10/Sep/2008	10/Sep/2032	£1,000,000,000	£1,000,000,000	4.98625%	0.125%
Permanent Financing No.6	Series 3 Class B	AA / Aa3 / AA	10/Sep/2008	10/Jun/2042	£35,300,000	£35,300,000	4.98625%	0.230%
Permanent Financing No.6	Series 3 Class C	BBB / Baa2 / BBB	10/Sep/2008	10/Jun/2042	£34,200,000	£34,200,000	4.98625%	0.680%
Permanent Financing No.6	Series 4 Class A	AAA / Aaa / AAA	10/Dec/2009 & 10/Mar/2010	10/Jun/2042	€750,000,000	€750,000,000	3.29400%	0.140%
Permanent Financing No.6	Series 4 Class B	AA / Aa3 / AA	10/Mar/2010	10/Jun/2042	€26,100,000	€26,100,000	3.29400%	0.230%
Permanent Financing No.6	Series 4 Class C	BBB / Baa2 / BBB	10/Mar/2010	10/Jun/2042	€25,300,000	€25,300,000	3.29400%	0.680%
Permanent Financing No.6	Series 5 Class A1	AAA / Aaa / AAA	12/Sep/2011	10/Jun/2042	£500,000,000	£500,000,000	4.98625%	0.150%
Permanent Financing No.6	Series 5 Class A2	AAA / Aaa / AAA	12/Sep/2011	10/Jun/2042	£500,000,000	£500,000,000	4.98625%	0.160%
Permanent Financing No.6	Series 5 Class B	AA / Aa3 / AA	12/Sep/2011	10/Jun/2042	£34,800,000	£34,800,000	4.98625%	0.310%
Permanent Financing No.6	Series 5 Class C	BBB / Baa2 / BBB	12/Sep/2011	10/Jun/2042	£33,700,000	£33,700,000	4.98625%	0.800%
Permanent Financing No.7	Series 2 Class A	AAA / Aaa / AAA	10/Sep/2007	10/Sep/2014	$1,400,000,000	$1,400,000,000	5.39000%	0.040%
Permanent Financing No.7	Series 2 Class B	AA / Aa3 / AA	10/Sep/2007	10/Jun/2042	$60,700,000	$60,700,000	5.39000%	0.110%
Permanent Financing No.7	Series 2 Class C	BBB / Baa2 / BBB	10/Sep/2007	10/Jun/2042	$59,200,000	$59,200,000	5.39000%	0.330%
Permanent Financing No.7	Series 3 Class A	AAA / Aaa / AAA	10/Sep/2009, 10/Dec/2009, 10/Mar/2010 & 10/Jun/2010	10/Sep/2032	€1,700,000,000	€1,700,000,000	3.29400%	0.070%

Permanent Financing No.7	Series 3 Class B	AA / Aa3 / AA	10/Jun/2010	10/Jun/2042	€73,700,000			€73,700,000	3.29400%	0.120%
Permanent Financing No.7	Series 3 Class C	BBB / Baa2 / BBB	10/Jun/2010	10/Jun/2042	€71,800,000			€71,800,000	3.29400%	0.430%
Permanent Financing No.7	Series 4 Class A	AAA / Aaa / AAA	10/Jun/2010 & 10/Sep/2010	10/Sep/2032	£850,000,000			£850,000,000	4.98625%	0.080%
Permanent Financing No.7	Series 4 Class B	AA / Aa3 / AA	10/Sep/2010	10/Jun/2042	£36,800,000			£36,800,000	4.98625%	0.130%
Permanent Financing No.7	Series 4 Class C	BBB / Baa2 / BBB	10/Sep/2010	10/Jun/2042	£35,900,000			£35,900,000	4.98625%	0.450%
Permanent Financing No.7	Series 5 Class A	AAA / Aaa / AAA	10/Jun/2011 & 12/Dec/2011	10/Sep/2032	£500,000,000			£500,000,000	4.98625%	0.100%
Permanent Financing No.8	Series 2 Class A	AAA / Aaa / AAA	10/Jun/2008	10/Jun/2014	$1,400,000,000	`		$1,400,000,000	5.39000%	0.070%
Permanent Financing No.8	Series 2 Class B	AA / Aa3 / AA	10/Jun/2008	10/Jun/2042	$69,800,000			$69,800,000	5.39000%	0.150%
Permanent Financing No.8	Series 2 Class C	BBB / Baa2 / BBB	10/Jun/2008	10/Jun/2042	$82,900,000			$82,900,000	5.39000%	0.400%
Permanent Financing No.8	Series 3 Class A	AAA / Aaa / AAA	10/Mar/2010 & 10/Jun/2010	10/Sep/2032	$1,000,000,000			$1,000,000,000	5.39000%	0.120%
Permanent Financing No.8	Series 3 Class B	AA / Aa3 / AA	10/Jun/2010	10/Jun/2042	$52,000,000			$52,000,000	5.39000%	0.200%
Permanent Financing No.8	Series 3 Class C	BBB / Baa2 / BBB	10/Jun/2010	10/Jun/2042	$40,400,000			$40,400,000	5.39000%	0.520%
Permanent Financing No.8	Series 4 Class A	AAA / Aaa / AAA	10/Sep/2010 & 10/Dec/2010	10/Sep/2032	€1,000,000,000			€1,000,000,000	3.29400%	0.130%
Permanent Financing No.8	Series 4 Class B	AA / Aa3 / AA	10/Dec/2010	10/Jun/2042	€47,200,000			€47,200,000	3.29400%	0.200%
Permanent Financing No.8	Series 4 Class C	BBB / Baa2 / BBB	10/Dec/2010	10/Jun/2042	€65,700,000			€65,700,000	3.29400%	0.520%
Permanent Financing No.8	Series 5 Class A1	AAA / Aaa / AAA	12/Dec/2011	10/Jun/2042	£400,000,000			£400,000,000	4.98625%	0.150%
Permanent Financing No.8	Series 5 Class A2	AAA / Aaa / AAA	12/Sep/2011 & 12/Dec/2011	10/Sep/2032	£600,000,000			£600,000,000	4.98625%	0.150%
Permanent Financing No.8	Series 5 Class A3	AAA / Aaa / AAA	12/Dec/2011	10/Jun/2042	£500,000,000			£500,000,000	4.98625%	0.150%
Permanent Financing No.9	Series 1 Class A	A-1+ / P-1 / F1+	12/Mar/2007	12/Mar/2007	$1,500,000,000			$1,500,000,000	5.32000%	-0.030%
Permanent Financing No.9	Series 1 Class B	AA / Aa3 / AA	12/Mar/2007	10/Jun/2042	$63,400,000			$63,400,000	5.39000%	0.080%
Permanent Financing No.9	Series 1 Class C	BBB / Baa2 / BBB	12/Mar/2007	10/Jun/2042	$66,600,000			$66,600,000	5.39000%	0.300%
Permanent Financing No.9	Series 2 Class A	AAA / Aaa / AAA	10/Mar/2009	10/Mar/2015	$1,750,000,000			$1,750,000,000	5.39000%	0.040%
Permanent Financing No.9	Series 2 Class B	AA / Aa3 / AA	10/Mar/2009	10/Jun/2042	$67,800,000			$67,800,000	5.39000%	0.130%
Permanent Financing No.9	Series 2 Class C	BBB / Baa2 / BBB	10/Mar/2009	10/Jun/2042	$72,800,000			$72,800,000	5.39000%	0.380%
Permanent Financing No.9	Series 3 Class A	AAA / Aaa / AAA	10/Dec/2010 & 10/Mar/2011	10/Jun/2033	$1,000,000,000			$1,000,000,000	5.39000%	0.100%
Permanent Financing No.9	Series 3 Class B	AA / Aa3 / AA	10/Mar/2011	10/Jun/2042	$38,000,000			$38,000,000	5.39000%	0.170%
Permanent Financing No.9	Series 3 Class C	BBB / Baa2 / BBB	10/Mar/2011	10/Jun/2042	$41,900,000			$41,900,000	5.39000%	0.500%
Permanent Financing No.9	Series 4 Class A	AAA / Aaa / AAA	10/Jun/2011 & 12/Sep/2011	10/Jun/2033	€1,600,000,000			€1,600,000,000	3.29400%	0.110%
Permanent Financing No.9	Series 4 Class B	AA / Aa3 / AA	12/Sep/2011	10/Jun/2042	€61,200,000			€61,200,000	3.29400%	0.150%
Permanent Financing No.9	Series 4 Class C	BBB / Baa2 / BBB	12/Sep/2011	10/Jun/2042	€64,600,000			€64,600,000	3.29400%	0.500%
Permanent Financing No.9	Series 5 Class A	AAA / Aaa / AAA	10/Sep/2012	10/Jun/2042	£750,000,000			£750,000,000	4.98625%	0.110%
Permanent Master Issuer	2006-1 1A	A-1+ / P-1 / F-1+	15/Oct/2007	15/Oct/2007	$—			$1,000,000,000	5.31882%	-0.020%
Permanent Master Issuer	2006-1 1B	AA / Aa3 / AA	15/Oct/2007	15/Jul/2042	$—			$35,800,000	5.37296%	0.080%
Permanent Master Issuer	2006-1 1C	BBB / Baa2 / BBB	15/Oct/2007	15/Jul/2042	$—			$35,800,000	5.37296%	0.200%
Permanent Master Issuer	2006-1 2A	AAA / Aaa / AAA	15/Oct/2009	15/Oct/2015	$—			$1,750,000,000	5.37296%	0.040%
Permanent Master Issuer	2006-1 2B	AA / Aa3 / AA	15/Oct/2009	15/Jul/2042	$—			$134,900,000	5.37296%	0.120%
Permanent Master Issuer	2006-1 2C	BBB / Baa2 / BBB	15/Oct/2009	15/Jul/2042	$—			$134,900,000	5.37296%	0.400%
Permanent Master Issuer	2006-1 3A	AAA / Aaa / AAA	15/Oct/2009 & 15/Jan/2010	15/Jul/2033	CA$ —		CA$	350,000,000	4.34415%	0.055%
Permanent Master Issuer	2006-1 4A1	AAA / Aaa / AAA	15/Oct/2008	15/Oct/2015	€—			€500,000,000	3.49500%	0.060%
Permanent Master Issuer	2006-1 4A2	AAA / Aaa / AAA	15/Oct/2009 & 15/Jan/2010	15/Jul/2033	€—			€1,750,000,000	3.49500%	0.110%
Permanent Master Issuer	2006-1 4B	AA / Aa3 / AA	15/Jan/2010	15/Jul/2042	€—			€129,300,000	3.49500%	0.150%
Permanent Master Issuer	2006-1 4C	BBB / Baa2 / BBB	15/Jan/2010	15/Jul/2042	€—			€129,300,000	3.49500%	0.450%
Permanent Master Issuer	2006-1 5A	AAA / Aaa / AAA	16/Jul/2012 & 15/Oct/2012	15/Jul/2033	$—			$1,500,000,000	5.37296%	0.110%
Permanent Master Issuer	2006-1 6A1	AAA / Aaa / AAA	15/Apr/2013	15/Apr/2020	£—			£500,000,000	5.11715%	0.120%
Permanent Master Issuer	2006-1 6A2	AAA / Aaa / AAA	15/Apr/2013	15/Apr/2020	£—			£600,000,000	5.11715%	0.120%

*Permanent Master Issuer is a Funding 2 Issuing Entity; the others are Funding 1 Issuing Entities.

Contact details and report distribution channels

If you have any queries regarding this report, please contact:

Tracey Hill

LP/3/3/SEC

Trinity Road

Halifax

HX1 2RG

Tel:  +44 (0) 113 235 2176

Fax: +44 (0) 113 235 7511

e-mail: traceyhill@halifax.co.uk

Reports can be obtained from :

markunsworth@halifax.co.uk

or:

SEC EDGAR database @: www.sec.gov/edgar

Bloomberg under ticker: Perma <> or Permm <>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 7) PLC
(Registrant)

Date November 21, 2006	/s/David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date November 21, 2006	/s/David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date November 21, 2006	/s/David Balai

By: David Balai
Title: Director